IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of ImmunoPrecise Antibodies Ltd. (the "Company") will be held via live webcast at https://meetnow.global/MXV4AUH on Thursday, November 9, 2023, at 10 a.m. (PST) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2023, together with the auditors' report thereon;

2. to set the number of directors at five persons;

3. to elect Jennifer L. Bath, Chris Buyse, Mitch Levine, Barry A. Springer and Dirk Witters as directors of the Company for the ensuing year;

4. to reappoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5. to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

Registered shareholders and duly appointed proxyholders can attend the meeting by logging onto https://meetnow.global/MXV4AUH. Following the instructions set forth in the accompanying Management Information Circular under the heading entitled "Voting of Proxies", shareholders will be able to attend the Meeting live, participate, submit questions and vote their shares while the Meeting is being held.

The Company's board of directors requests that all registered shareholders who will not be attending the Meeting read, date, and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada ("Computershare").  If a registered shareholder does not deliver a proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com by 10 a.m. (PST) on Tuesday, November 7, 2023 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on October 3, 2023, will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 16th day of October 2023.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

"Jennifer L. Bath"

Jennifer L. Bath

President and Chief Executive Officer, and Director